Exhibit 2
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FOR IMMEDIATE RELEASE                                            18 April 2007


                              WPP GROUP PLC ("WPP")

                            TAPSA joins WPP in Spain


WPP announces that it has acquired the share capital of the TAPSA group ("TAPSA"), a leading independent marketing communications services group in Spain. TAPSA is headquartered in Madrid, with offices in Barcelona and Seville. WPP has also acquired TAPSA's related companies Contacto Total, S.L., a direct, promotion and relationship marketing company with on-line capability; and CICM, a media investment management business.

TAPSA commenced trading in 1981, and employs 202 people. Clients include many of Spain's leading corporations.

TAPSA's unaudited revenues for the year ended 31 December 2006 were Euro 33.6 million, with gross assets at the same date of Euro 65.6 million.

This investment continues WPP's strategy of developing its capabilities for existing and new clients in mature markets.


Contact:
Feona McEwan, WPP                                       +44 (0)20 7408 2204
www.wpp.com
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